Exhibit 99.1

21Vianet Announces Resignation of Director

BEIJING, December 14, 2020 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral and cloud-neutral data center services provider in China, today announced that on December 14, 2020, Mr. Tao Zou, a director of the Company nominated by King Venture Holdings Limited (“King Venture”) in accordance with an Investor Rights Agreement dated as of January 15, 2015 by and among the Company, King Venture and certain other parties (the “Investor Rights Agreement”), informed the Company’s board of directors of his decision to resign from the board with immediate effect due to personal reasons. The resignation of Mr. Zou did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company would like to take this opportunity to express its appreciation to Mr. Zou for his service to the Company.

As King Venture has ceased to have the director nomination right under the Investor Rights Agreement, immediately following the resignation of Mr. Tao Zou, the Company’s board of directors will consist of seven members, including five independent directors.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and VPN services to improve the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the SEC. All information provided in this press release is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.
Rene Jiang
+86 10 8456 2121
IR@21Vianet.com

Julia Jiang
+86 10 8456 2121
IR@21Vianet.com

ICR, Inc.
Xinran Rao
+1 (646) 405-4922
IR@21Vianet.com